UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

April  29, 2010

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on April 29, 2010.

Luxottica 1Q10: a solid and promising start to 2010

Net income for the first quarter rose by 21% to €95.1 million and net sales increased by 6% to €1.4 billion

Shareholders’ Meeting approves distribution of a cash dividend of €0.35 euro per ordinary share (+59%)

Milan, Italy, April 29, 2010 - The Board of Directors of Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX), a global leader in the design, manufacture and distribution of fashion, luxury and sports eyewear, met today and approved the consolidated results for the first quarter ending  March 31, 2010, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS).

First quarter 20101 - IAS/IFRS

(In millions of Euro)	1Q10	1Q09	Change

Net sales	1,391.7	1,312.3	+6.0% (+7.0% at constant exchange rates2)

Operating income	171.2	154.2	+11.1%

Net income	95.1	78.8	+20.8%
in US$	131.5	102.6	+28.2%

Earnings per share (in Euro)	0.21	0.17	+20.4%
in US$	0.29	0.22	+27.8%

Operating performance for the first quarter of 2010

During the first quarter of the year, the global economy achieved selective growth and even showed hopeful signs of stability, with certain countries performing solidly while others still face challenges. Against this backdrop, Luxottica has reaped the fruits of the intense work that has characterized the past quarters thanks mainly to the proven effectiveness of its integrated business model and the four key pillars of its business for 2010: Oakley, emerging markets, the North American market and efficiency.

In particular, during the first three months of 2010, Luxottica achieved positive performance in all of the key geographical regions in which it operates, confirming the success of its investments and actions. The results achieved in North America, a key region for the Group, are worthy of note: Luxottica’s first quarter net sales in US dollars grew by 6.1%, mainly due to the solid performance of LensCrafters and Sunglass Hut, where comparable store sales3 for the quarter rose by 6.6% and 10.8%, respectively. Significant results were also achieved in emerging markets, with net sales up year-over-year by over 30%.

“The first quarter results are a solid and promising start to the year,” stated Andrea Guerra, Chief Executive Officer of Luxottica. “2010 is looking like it will be a “normal” year, which for Luxottica first and foremost means growth. Oakley has confirmed its status as an exceptional brand and the Group’s performance in emerging markets is the result of the investments made in these regions. During the period we also saw solid performance in the US market, where during the rest of the year we will be able to take advantage of further opportunities, as well as in Europe and the Far East.

“Both our divisions posted solid results, thereby confirming the success of our business model and the proactive and decisive steps taken. Net sales for the quarter at the Wholesale Division grew by over 10%, while operating margin increased in both Wholesale and Retail.

“The results obtained in the first quarter and specifically in March, a pivotal month for the Wholesale Division, are an excellent starting point for 2010. We look to this year with confidence, aware that the recovery will likely be more selective and that it will be important to take straight-forward and swift action to seize the opportunities that come our way, relying on the strength of our brands, our broad geographic presence and our strong balance sheet.”

Consolidated results for the first quarter

In the first quarter of 2010, net sales rose by 7.0% at constant exchange rates2 and by 6.0% at current exchange rates, to €1,391.7 million from €1,312.3 million in the first quarter of 2009.

Considering operating performance, EBITDA4 increased over the previous year by 6.9% to €242.6 million, from €227.0 million in the first quarter of 2009.

Operating income was €171.2 million for the first quarter of 2010, compared with €154.2 million for the same period the previous year (+11.1%), while operating margin rose to 12.3%, from 11.7% in the first quarter of 2009.

Net income for the first three months of 2010 grew to €95.1 million (a 20.8% increase from €78.8 million for the first three months of 2009), resulting in earnings per share (EPS) of €0.21 (at an average US Dollar/Euro exchange rate of 1.3829). Net income expressed in US Dollars grew by 28.2% to $131.5 million ($102.6 million in the first quarter of 2009), resulting in EPS of US$0.29.

By carefully controlling working capital, the Group generated a positive free cash flow4 (over €40 million) in a quarter that traditionally sees a negative trend. However, because of the exchange rate effect, consolidated net debt at March 31, 2010 was €2,421 million (€2,337 million at the end of 2009), and the ratio of net debt to EBITDA4 was 2.8X, compared with 2.7X at December 31, 2009). Net of the exchange rate effect, the ratio would have been 2.7X.

Overview of performance at the Wholesale Division

The continuous, across-the-market success of Oakley, up by roughly 20% in the quarter, and Ray-Ban, together with the positive performance of certain lines of our premium and luxury brands, the success of commercial policies and the STARS program, made it possible for the Group to achieve positive first quarter results.

The Division’s net sales rose to €553.5 million from €501.6 million in the first quarter of 2009 (+10.4% at current exchange rates and +9.1% at constant exchange rates2). In terms of sales performance in the key geographical areas, Luxottica saw positive results in emerging markets, Europe and the Middle East.

Operating income for the Wholesale Division amounted to €120.1 million, a 14.4% increase compared with €105.0 million for the first quarter of 2009. Operating income as a percentage of sales rose to 21.7% from 20.9% for the first quarter of 2009, confirming the effectiveness of the measures taken to recover margins.

Overview of performance at the Retail Division

Net sales for the Retail Division rose to €838.2 million from €810.8 million in the first quarter of 2009 (+3.4% at current exchange rates, +5.6% at constant exchange rates2).

In terms of comparable store sales3, the “optical prescription” business in North America made solid progress (+3.4%), driven by the results posted by LensCrafters (+6.6%), which benefited from the measures initiated over the last few months; positive comparable store sales were also achieved by Sears Optical and Target Optical. Comparable store sales in Australia were down compared to a particularly positive first quarter of 2009.

Thanks to the efforts of the new management structure, Sunglass Hut, the Group’s sun specialty chain that operates in a number of geographical areas, saw overall comparable store sales3 increase by 8.1%, with strong performances in the United States (+10.8%), South Africa and the UK, while Australia and New Zealand had negative results.

As part of its expansion strategy, Sunglass Hut recently unveiled two flagship stores in New York and London that convey to consumers the brand’s values and offer an unparalleled shopping experience.

The Division’s operating income for the quarter grew more than proportionally with respect to net sales, amounting to €88.0 million (a 6.8% increase from €82.4 million in the first quarter of 2009); operating margin rose to 10.5% from 10.2% in the first quarter of 2009.

Strong results were seen in North America (+13%) and achieved by Sunglass Hut, also thanks to the efficiency measures taken; the performance of Australia, however, was negative, in part offset by one-time contributions.

§

The Annual General Meeting of Shareholders took place today. Shareholders approved the Company’s IAS/IFRS financial statements for fiscal year 2009 and the distribution of a cash dividend of Euro 0.35 per ordinary share, reflecting a year-over-year 59% increase. The aggregate dividend amount is approximately Euro 160 million.

Based on the Borsa Italiana financial calendar, the cash dividend will be payable on May 27, 2010 (the ex dividend date will be May 24, 2010). Regarding the American Depositary Shares (ADS) listed on the New York Stock Exchange, the ex dividend date will be May 24, 2010 and, according to Deutsche Bank Trust Company Americas, the depositary bank for the ADSs, the payment date for the dividend in U.S. dollars will be June 3, 2010. The dividend amount in U.S. dollars will be determined based on the Euro/U.S. Dollar exchange rate as of May 27, 2010.

§

Luxottica also announced that its Annual Report on Form 20-F for fiscal year 2009 has been filed with the U.S. Securities and Exchange Commission (SEC). The report is available on Luxottica Group’s corporate website at www.luxottica.com, on the SEC website at www.sec.gov and on the Milan stock exchange Borsa Italiana website at www.borsaitaliana.it. Requests for hard copies of Luxottica Group’s audited consolidated financial statements (free of charge) may be made by contacting the Group’s investor relations department at the address investorrelations@luxottica.com.

§

Results for the first quarter of 2010 will be discussed today in a conference call with the financial community starting at 5:30 PM CET. The audio portion and related presentation will be available to all via live webcast at www.luxottica.com.

The Officer responsible for preparing the company’s financial reports, Enrico Cavatorta, declares that, pursuant to paragraph 2 of Article 154-bis of the Consolidated Law on Finance, the accounting information contained in this press release corresponds to the document results, books and accounting records.

Contacts

Ivan Dompé	Alessandra Senici
Group Corporate Communications Director	Group Investor Relations Director
Tel.: +39 (02) 8633 4726	Tel.: +39 (02) 8633 4038
Email: ivan.dompe@luxottica.com	Email: InvestorRelations@Luxottica.com

Luca Biondolillo
SVP of International Corporate Communications
Tel.: +1 (516) 918 3100
Email: LBiondolillo@us.luxottica.com

www.luxottica.com

1 All comparisons, including percentage changes, are between the three-month periods ended March 31, 2010 and 2009, as indicated, in accordance with IAS/IFRS.

2 2010 figures are calculated using the average exchange rates in effect during the corresponding period of the previous year. For further information, please see the attached tables.

3 Comparable store sales reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and the same geographic area.

4 EBITDA, EBITDA margin, free cash flow, net debt and the ratio of net debt to EBITDA are not measures in accordance with IAS/IFRS. For further information on such non-IAS/IFRS measures, please see the attached tables.

About Luxottica Group S.p.A.

Luxottica Group is a leader in premium fashion, luxury and sports eyewear, with over 6,300 optical and sun retail stores in North America, Asia-Pacific, China, South Africa and Europe and a strong and well-balanced brand portfolio. Luxottica’s key house brands include Ray-Ban, the best known sun eyewear brand in the world, Oakley, Vogue, Persol, Oliver Peoples, Arnette and REVO, while license brands include Bvlgari, Burberry, Chanel, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada, Salvatore Ferragamo, Tiffany and Versace. In addition to a global wholesale network covering 130 countries, the Group manages leading retail brands such as LensCrafters and Pearle Vision in North America, OPSM and Laubman & Pank in Australasia, LensCrafters in Greater China and Sunglass Hut globally. The Group’s products are designed and manufactured in six Italy-based manufacturing plants, two wholly-owned plants in China and a sports sunglass production facility in the U.S. In 2009, Luxottica Group posted consolidated net sales of Euro 5.1 billion. Additional information about the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, our ability to manage the effect of the uncertain current global economic conditions on our business, our ability to successfully acquire new businesses and integrate their operations, our ability to predict future economic conditions and changes in consumer preferences, our ability to successfully introduce and market new products, our ability to maintain an efficient distribution network, our ability to achieve and manage growth, our ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, our ability to protect our proprietary rights, our ability to maintain our relationships with host stores, any failure of our information technology, inventory and other asset risk, credit risk on our accounts, insurance risks, changes in tax laws, as well as other political, economic, legal and technological factors and other risks and uncertainties described in our filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

- TABLES TO FOLLOW -

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE THREE-MONTH PERIODS ENDED

MARCH 31, 2010 AND MARCH 31, 2009

In accordance with IAS/IFRS

KEY FIGURES IN THOUSANDS OF EURO (3)

	2010	2009	% Change

NET SALES	1,391,687	1,312,334	6.0%

NET INCOME	95,091	78,750	20.8%

BASIC EARNINGS PER SHARE (ADS) (2)	0.21	0.17	20.4%

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS (1) (3)

	2010	2009	% Change

NET SALES	1,924,564	1,709,840	12.6%

NET INCOME	131,501	102,603	28.2%

BASIC EARNINGS PER SHARE (ADS)(2)	0.29	0.22	27.8%

	2010	2009
Notes :
(1) Average exchange rate (in U.S. Dollars per Euro)	1.3829	1.3029
(2) Weighted average number of outstanding shares	458,404,423	457,031,838
(3) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR THE THREE-MONTH PERIODS ENDED

MARCH 31, 2010 AND MARCH 31, 2009

In accordance with IAS/IFRS

In thousands of Euro (1)	2010	% of sales	2009 (2)	% of sales	% Change

NET SALES	1,391,687	100.0%	1,312,334	100.0%	6.0%
COST OF SALES	(499,789)		(450,988)
GROSS PROFIT	891,898	64.1%	861,346	65.6%	3.5%
OPERATING EXPENSES:
SELLING EXPENSES	(452,766)		(440,888)
ROYALTIES	(24,868)		(25,812)
ADVERTISING EXPENSES	(81,143)		(79,277)
GENERAL AND ADMINISTRATIVE EXPENSES	(141,765)		(140,181)
TRADEMARK AMORTIZATION	(20,110)		(21,017)
TOTAL	(720,652)		(707,174)
OPERATING INCOME	171,246	12.3%	154,173	11.7%	11.1%
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(24,638)		(29,820)
INTEREST INCOME	2,037		2,004
OTHER - NET	(818)		(1,605)
OTHER INCOME (EXPENSES)-NET	(23,419)		(29,421)
INCOME BEFORE PROVISION FOR INCOME TAXES	147,827	10.6%	124,751	9.5%	18.5%
PROVISION FOR INCOME TAXES	(50,161)		(43,415)
NET INCOME	97,666		81,335
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	(2,575)		(2,587)
NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP SHAREHOLDERS	95,091	6.8%	78,750	6.0%	20.8%
BASIC EARNINGS PER SHARE (ADS):	0.21		0.17
FULLY DILUTED EARNINGS PER SHARE (ADS):	0.21		0.17
WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	458,404,423		457,031,838
FULLY DILUTED AVERAGE NUMBER OF SHARES	459,966,975		457,079,017

Notes :

(1) Except earnings per share (ADS), which are expressed in Euro

(2) Certain amounts of 2009 have been reclassified to conform to 2010 presentation

LUXOTTICA GROUP

CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2010 AND DECEMBER 31, 2009

In accordance with IAS/IFRS

In thousands of Euro	March 31, 2010	December 31, 2009

CURRENT ASSETS:
CASH AND CASH EQUIVALENT	336,160	380,081
MARKETABLE SECURITIES	25,876
ACCOUNTS RECEIVABLE - NET	718,434	618,884
SALES AND INCOME TAXES RECEIVABLE	16,781	59,516
INVENTORIES - NET	540,467	524,663
PREPAID EXPENSES AND OTHER	172,214	138,849

TOTAL CURRENT ASSETS	1,809,931	1,721,993

PROPERTY, PLANT AND EQUIPMENT - NET	1,171,543	1,149,972

OTHER ASSETS
INTANGIBLE ASSETS - NET	4,031,082	3,838,715
INVESTMENTS	49,480	46,317
OTHER ASSETS	146,521	146,626
SALES AND INCOME TAXES RECEIVABLE	965	965
DEFERRED TAX ASSETS - NON-CURRENT	343,486	356,706
TOTAL OTHER ASSETS	4,571,534	4,389,329

TOTAL	7,553,009	7,261,294

CURRENT LIABILITIES:
BANK OVERDRAFTS	134,978	148,951
CURRENT PORTION OF LONG-TERM DEBT	199,580	166,279
ACCOUNTS PAYABLE	403,352	434,604
ACCRUED EXPENSES AND OTHER	540,925	526,801
ACCRUAL FOR CUSTOMERS’ RIGHT OF RETURN	30,964	27,334
INCOME TAXES PAYABLE	7,942	11,204
TOTAL CURRENT LIABILITIES	1,317,742	1,315,174

LONG-TERM LIABILITIES:
LONG-TERM DEBT	2,422,941	2,401,796
LIABILITY FOR TERMINATION INDEMNITIES	43,367	44,633
DEFERRED TAX LIABILITIES - NON-CURRENT	382,095	396,048
OTHER LONG-TERM LIABILITIES	379,534	350,028
TOTAL LIABILITIES	4,545,678	4,507,679

EQUITY:
464,791,283 ORDINARY SHARES AUTHORIZED AND ISSUED - 458,661,151 SHARES OUTSTANDING	27,887	27,863
NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP SHAREHOLDERS	95,091	299,122
RETAINED EARNINGS	2,871,906	2,410,253
TOTAL LUXOTTICA GROUP SHAREHOLDERS’ EQUITY	2,994,886	2,737,239

NONCONTROLLING INTEREST	12,445	16,376

TOTAL EQUITY	3,007,331	2,753,615

TOTAL	7,553,009	7,261,294

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE THREE-MONTH PERIODS ENDED

MARCH 31, 2010 AND MARCH 31, 2009

- SEGMENTAL INFORMATION -

In accordance with IAS/IFRS

In thousands of Euro	Manufacturing and Wholesale	Retail	Inter-Segment Transactions and Corporate Adj.	Consolidated
2010

Net Sales	553,523	838,164		1,391,687
Operating Income	120,113	88,008	(36,875)	171,246
% of sales	21.7%	10.5%		12.3%
Capital Expenditures	13,788	17,920		31,708
Depreciation & Amortization	18,153	33,119	20,110	71,382

2009

Net Sales	501,569	810,765		1,312,334
Operating income	105,023	82,386	(33,236)	154,173
% of sales	20.9%	10.2%		11.7%
Capital Expenditure	19,341	25,303		44,644
Depreciation & Amortization	18,684	33,102	21,017	72,802

Non-IAS/IFRS Measure: EBITDA and EBITDA margin

EBITDA represents net income before non-controlling interest, taxes, other income/expense, depreciation and amortization. EBITDA margin means EBITDA divided by net sales.

The Company believes that EBITDA is useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.

EBITDA and EBITDA margin are not measures of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS).

We include them in this presentation in order to:

*                 improve transparency for investors;

*                 assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

*                 assist investors in their assessment of the Company’s cost of debt;

*                 ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

*                 properly define the metrics used and confirm their calculation; and

*                 share these measures with all investors at the same time.

EBITDA and EBITDA margin are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company. The Company cautions that these measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculating EBITDA may differ from methods used by other companies.  The Company recognizes that the usefulness of EBITDA has certain limitations, including:

*                 EBITDA does not include interest expense.  Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows.

Therefore, any measure that excludes interest expense may have material limitations;

*                 EBITDA does not include depreciation and amortization expense.  Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits.

    Therefore, any measure that excludes depreciation and expense may have material limitations;

*                 EBITDA does not include provision for income taxes.  Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

*                 EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

*                 EBITDA does not reflect changes in, or cash requirements for, working capital needs;

*                 EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss.

We compensate for the foregoing limitations by using EBITDA as a comparative tool, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance and leverage.

See the tables on the following pages for a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure, as well as the calculation of EBITDA margin on net sales.

Non-IAS/IFRS Measure: EBITDA and EBITDA margin

Millions of Euro

	1Q 2010	1Q 2009	FY09	LTM March 31, 2010

Net income/(loss)	95.1	78.8	299.1	315.4
(+)

Net income attributable to non-controlling interest	2.6	2.6	5.8	5.8
(+)

Provision for income taxes	50.2	43.4	159.9	166.6
(+)

Other (income)/expense	23.4	29.4	106.3	100.3
(+)

Depreciation & amortization (+)	71.4	72.8	285.4	284.1
(+)

EBITDA	242.6	227.0	856.5	872.2
(=)

Net sales	1,391.7	1,312.3	5,094.3
(/)

EBITDA margin	17.4%	17.3%	16.8%
(=)

Non-IAS/IFRS Measure: Net Debt to EBITDA ratio

Net debt to EBITDA ratio:  Net debt means the sum of bank overdrafts, current portion of long-term debt and long-term debt, less cash.  EBITDA represents net income before non-controlling interest, taxes, other income/expense, depreciation and amortization. The Company believes that EBITDA is useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.  The ratio of net debt to EBITDA is a measure used by management to assess the Company’s level of leverage, which affects our ability to refinance our debt as it matures and incur additional indebtedness to invest in new business opportunities. The ratio also allows management to assess the cost of existing debt since it affects the interest rates charged by the Company’s lenders.

EBITDA and ratio of net debt to EBITDA are not measures of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS).

We include them in this presentation in order to:

•        improve transparency for investors;

•        assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

•        assist investors in their assessment of the Company’s cost of debt;

•        ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

•        properly define the metrics used and confirm their calculation; and

•        share these measures with all investors at the same time.

EBITDA and ratio of net debt to EBITDA are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company. The Company cautions that these measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculating EBITDA and the ratio of net debt to EBITDA may differ from methods used by other companies. The Company recognizes that the usefulness of EBITDA and the ratio of net debt to EBITDA as evaluative tools may have certain limitations, including:

•        EBITDA does not include interest expense.  Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows.

Therefore, any measure that excludes interest expense may have material limitations;

•        EBITDA does not include depreciation and amortization expense.  Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and expense may have material limitations;

•        EBITDA does not include provision for income taxes.  Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

•        EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

•        EBITDA does not reflect changes in, or cash requirements for, working capital needs;

•        EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss; and

•        The ratio of net debt to EBITDA is net of cash and cash equivalents, restricted cash and short-term investments, thereby reducing our debt position.

Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations. We compensate for the foregoing limitations by using EBITDA and the ratio of net debt to EBITDA as two of several comparative tools, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance and leverage.

See the tables on the following pages for a reconciliation of net debt to long-term debt, which is the most directly comparable IAS/IFRS financial measure, as well as the calculation of the ratio of net debt to EBITDA. For a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure, see the tables on the preceding pages.

Non-IAS/IFRS Measure: Net debt and Net debt / EBITDA

Millions of Euro

	March 31, 2010	Dec 31, 2009

Long-term debt (+)	2,422.9	2,401.8

Current portion of long-term debt (+) (+)	199.6	166.3

Bank overdrafts (+)	135.0	149.0

Cash (-)	(336.2)	(380.1)

Net debt (=)	2,421.3	2,336.9

LTM EBITDA	872.2	856.5

Net debt/LTM EBITDA	2.8x	2.7x

Net debt @ avg. exchange rates (1)	2,356.5	2,381.7

Net debt @ avg. exchange rates (1)/LTM EBITDA	2.7x	2.8x

1. Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures

Non-IAS/IFRS Measures: Free Cash Flow

Free cash flow net represents net income before non-controlling interest, taxes, other income/espense,depreciation and amortization (i.e. EBITDA — see table on the earlier page) plus or minus the decrease/(increase) in working capital over the prior period, less capital expenditures, plus or minus interest income/(expense) and extraordinary items, minus taxes paid. The Company believes that free cash flow is useful to both management and investors in evaluating the Company’s operating performance compared with other companies in its industry.  In particular, our calculation of free cash flow provides a clearer picture of the Company’s ability to generate net cash from operations, which is used for mandatory debt service requirements, to fund discretionary investments, pay dividends or pursue other strategic opportunities.

Free cash flow is not a measure of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS).

We include it in this presentation in order to:

•        Improve transparency for investors;

•        Assist investors in their assessment of the Company’s operating performance and its ability to generate cash from operations in excess of its cash expenses;

•        Ensure that this measure is fully understood in light of how the Company evaluates its operating results;

•        Properly define the metrics used and confirm their calculation; and

•        Share this measure with all investors at the same time.

Free cash flow is not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, this non-IAS/IFRS measure should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company. The Company cautions that this measure is not a defined term under IAS/IFRS and its definition should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculation of free cash flow may differ from methods used by other companies.

The Company recognizes that the usefulness of free cash flow as an evaluative tool may have certain limitations, including:

•        The manner in which the Company calculates free cash flow may differ from that of other companies, which limits its usefulness as a comparative measure;

•        Free cash flow does not represent the total increase or decrease in the net debt balance for the period since it excludes, among other things, cash used for funding discretionary investments and to pursue strategic opportunities during the period and any impact of the exchange rate changes; and

•        Free cash flow can be subject to adjustment at the Company’s discretion if the Company takes steps or adopts policies that increase or diminish its current liabilities and/or changes to working capital.

We compensate for the foregoing limitations by using free cash flow as one of several comparative tools, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance.

See the table on the following page for a reconciliation of free cash flow to EBITDA and the table on the earlier page for a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure.

Non-IAS/IFRS Measure: Free cash flow

Millions of Euro

1Q 2010
EBITDA (1)	243
Δ working capital	(116)
Capex	(32)

Operating cash flow	95
Financial charges (2)	(23)
Taxes	(28)
Extraordinary charges (3)	(1)

Free cash flow	43

1. EBITDA is not an IAS/IFRS measure; please see table on the earlier page for a reconciliation of EBITDA to net income

2. Equals interest income minus interest expense

3. Equals extraordinary income minus extraordinary expense

Major currencies

	Three months ended March 31, 2009	Twelve months ended December 31, 2009	Three months ended March 31, 2010
Average exchange rates per € 1

US$	1.3029	1.3947	1.3829

AUD	1.9648	1.7728	1.5293

GBP	0.9088	0.8910	0.8876

CNY	8.9066	9.5269	9.4417

JPY	122.0440	130.3140	125.4848

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ ENRICO CAVATORTA
Date: April 29, 2010	ENRICO CAVATORTA CHIEF FINANCIAL OFFICER